Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-589-2285
Orion Engineered Carbons S.A. Announces
Third Quarter 2019 Financial Results
Houston, TX - October 31, 2019 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced third quarter 2019 financial results
Third Quarter 2019 Highlights

•	Net sales of $370.2 million compared to $394.0 million in the third quarter of 2018

•	Net Income of $24.3 million and basic EPS of $0.40 compared to $25.8 million and $0.43 in third quarter of 2018

•	Adjusted EPS[1] of $0.52 compared to $0.55 in third quarter of 2018

•
Net cash provided by operating activities increased by $68.5 million during third quarter of 2019 to $142.7 million for the first nine months of 2019 compared to $64.5 million for the first nine months of 2018

•	Total Carbon Black volumes of 256.4 kmt compared to 266.7 kmt in third quarter of 2018

•	Adjusted EBITDA[1] of $68.1 million compared to $72.6 million in the third quarter of 2018

•	Specialty Carbon Black Adjusted EBITDA of $30.0 million and Rubber Carbon Black Adjusted EBITDA of $38.1 million in the third quarter of 2019
1) See below for a reconciliation of non-GAAP financial measures to the most directly comparable US-GAAP measures

“In the third quarter we executed well despite weakness in Asian markets and with automotive OEMs. Other key markets have weakened as the year played out along with the broader economy. This impacted our Specialty segment and Mechanical Rubber Goods (“MRG”) business while tire remained stable. Nonetheless, by remaining firmly focused on areas within our control, we achieved strong cash generation, realized Rubber segment price increases, and implemented a leaner and more efficient management structure. Furthermore, our operating performance generated more than enough cash to fully fund our dividend while supporting our capital expenditure program. We will emerge from this slowdown stronger, and better positioned competitively, to take advantage of our future growth opportunities” said Mr. Corning Painter, Chief Executive Officer.

Mr. Painter continued, “Overall, price and mix were very positive for us this quarter and nearly off-set the downside from lower volumes and feedstock differentials. Pricing gains were concentrated in Rubber, while volumes were softer in Specialty and MRG. In the fourth quarter we expect differentials to stabilize at roughly current levels, while we expect volumes to remain on trend, but to slow around the December holidays as we have seen in the past.

Looking forward to 2020, while it is difficult to predict the direction of the world economy, we are sure that tires will continue to wear out and drive replacement demand. As this represents the majority of our Rubber black segment demand we continue to expect a strong 2020 pricing cycle and stable volumes for this business. We will implement a feedstock differential pass-through mechanism in our contract business which will significantly reduce variability associated with differentials in our P&L. In Specialty and Rubber we will remain disciplined in our pricing management, not chasing volumes. Instead, we plan to advance our new product offerings, get paid for value, and de-bottleneck high value offerings.

Finally, we are rounding out our strong management team with the addition of our new CFO, Lorin Crenshaw, who brings a wealth of public company experience and broad chemical sector expertise to our team. We look forward to our next chapter of growth under his financial oversight and leadership. We wish current CFO Charles Herlinger well for his retirement and thank him sincerely for his service and leadership.

I look forward to our opportunities in the fourth quarter and the year ahead. We will stay laser-focused on driving strong operational and financial performance in the business environment that develops, while also positioning our company for future success,” concluded Mr. Painter.

ORION ENGINEERED CARBONS
	Q3 2019	Q3 2018	Y-o-Y Comparison in %
Volume (kmt)	256.4	266.7	(3.9)%
Net sales in USD million	370.2	394.0	(6.0)%
Contribution Margin in USD million	135.4	143.0	(5.3)%
Contribution Margin per metric ton in USD	527.9	536.0	(1.5)%
Income from Operations (EBIT) in USD million	38.4	41.8	(8.3)%
Adjusted EBITDA in USD million	68.1	72.6	(6.2)%
Net Income in USD million	24.3	25.8	(6.1)%
Basic EPS in USD (1)	0.40	0.43	$(0.03)
Adjusted EPS in USD (2)	0.52	0.55	$(0.03)
(1)    Basic EPS calculated using Net Income and weighted number of shares outstanding in the respective quarter.
(2)    Adjusted EPS calculated using Net Income for the respective quarter adjusted for amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results and other adjustment items and restructuring expenses (all adjustments on a net of tax basis assuming group tax rate) and weighted number of shares outstanding in the respective quarter.
Third Quarter 2019 Overview
Overall volumes decreased by 3.9%, or 10.3 kmt, to 256.4 kmt compared to the same quarter in the prior year. The decline was principally due to continued economic weakness related to the automobile industry in China and Europe, which impacted especially our Specialty segment and MRG business while tire remained stable.
Net sales decreased by $23.8 million, or 6.0%, to $370.2 million versus the same quarter in the prior year primarily as a result of lower volumes, the pass through of lower feedstock costs to customers and negative foreign exchange translation effects, offset by positive base price increases and improved mix.

Contribution Margin decreased by $7.6 million, or 5.3%, to $135.4 million compared to the same quarter in the prior year despite base price increases in Rubber. The decrease reflects lower volumes, negative feedstock differentials, foreign exchange rate translation effects and lower energy sales.
Income from operations decreased by $3.4 million, or 8.3%, to $38.4 million from the same quarter in the prior year. This decrease is mainly driven by the decrease in Contribution Margin somewhat offset by lower selling, general and administrative cost.
Adjusted EBITDA decreased by $4.5 million, or 6.2%, to $68.1 million compared the same quarter in the prior year, reflecting the decrease in Contribution Margin partially offset by lower selling, general and administrative expenses as well as some positive foreign exchange translation effects associated with fixed costs.
Net Income in the third quarter of 2019 decreased by $1.5 million to $24.3 million compared to the same quarter in the prior year reflecting primarily the decrease in Adjusted EBITDA offset by a lower tax expense.
Quarterly Business Segment Results

SPECIALTY CARBON BLACK
	Q3 2019	Q3 2018	Y-o-Y Comparison in %
Volume (kmt)	60.4	64.7	(6.7)%
Net sales in USD million	122.8	134.2	(8.4)%
Gross Profit in USD million	41.4	48.2	(14.2)%
Gross Profit/metric ton in USD	685.4	744.9	(8.0)%
Adjusted EBITDA in USD million	30.0	34.7	(13.6)%
Adjusted EBITDA/metric ton in USD	496.3	535.7	(7.4)%
Adjusted EBITDA Margin (%)	24.4	25.8
Volumes for the Specialty Carbon Black business decreased by 6.7% in the third quarter of 2019 from 64.7 kmt in the third quarter of 2018, as a result of weaker automotive market demand mainly in Asia and Europe and weaker economy in all regions.
Net sales decreased 8.4% to $122.8 million in the third quarter of 2019 as compared to the third quarter of 2018, mainly due to lower volumes, lower feedstock cost pass through to customers and negative foreign exchange rate translation effects, partially offset by base price increases and improved mix.
Gross profit decreased by $6.8 million, or 14.2% to $41.4 million in the third quarter of 2019 as compared to the third quarter of 2018, due to lower volumes, negative foreign exchange rate translation effects, higher fixed manufacturing costs and lower energy sales, partially offset by improved mix.
Specialty Adjusted EBITDA decreased by $4.7 million, or 13.6%, to $30.0 million in the third quarter of 2019 compared to the third quarter of 2018, reflecting the decrease in gross profit partially offset by lower selling, general and administrative expenses. The Adjusted EBITDA margin decreased 140 basis points to 24.4%.

RUBBER CARBON BLACK
	Q3 2019	Q3 2018	Y-o-Y Comparison in %
Volume (kmt)	196.0	202.0	(2.9)%
Net sales in USD million	247.4	259.8	(4.8)%
Gross Profit in USD million	57.3	60.9	(5.9)%
Gross Profit/metric ton in USD	292.5	301.7	(3.1)%
Adjusted EBITDA in USD million	38.1	37.9	0.6%
Adjusted EBITDA/metric ton in USD	194.3	187.6	3.6%
Adjusted EBITDA Margin (%)	15.4	14.6
Rubber Carbon Black volumes decreased by 6.0 kmt, or 2.9% from the third quarter of 2018 to the third quarter of 2019 primarily due to lower automotive mechanical rubber demand in China and Europe, with replacement tire demand remaining stable.
Net sales decreased by $12.4 million, or 4.8% to 247.4 million in the third quarter of 2019 as compared to the third quarter of 2018, primarily due the pass through of lower feedstock costs to customers, lower volumes and negative foreign exchange rate translation effects offset by base price increases.
Gross profit decreased by $3.6 million, or 5.9%, to $57.3 million in the third quarter of 2019 as compared to the third quarter of 2018, as a result of higher negative feedstock differentials, lower volumes, lower energy sales and negative foreign exchange rate translation effects offset by base price increases.
Rubber Adjusted EBITDA increased by $0.2 million, or 0.6%, to $38.1 million, in the third quarter of 2019 compared to the third quarter of 2018, reflecting the decrease in gross profit offset by lower selling, general and administrative expenses. Adjusted EBITDA margin was 15.4% in the third quarter of 2019 compared to 14.6% in the third quarter of 2018.
Balance Sheet and Cash Flows
As of September 30, 2019, the Company had cash and cash equivalents of $56.0 million, a decrease of $1.0 million from December 31, 2018. Net Debt decreased significantly to $616.4 million from $635.5 million at year ended December 31, 2018 reflecting strong cash generation in the third quarter of 2019. The Net Debt represents a multiple of 2.30 times LTM Adjusted EBITDA, compared to 2.16 times at the year ended December 31, 2018.

The following table shows our current net debt position as of September 30, 2019 compared to December 31, 2018:

	September 30, 2019	December 31, 2018
	(In millions)
Term loans	$626.0	$650.0
Capitalized transaction costs (long-term)	(4.9)	(6.3)
Long-term financial debt, net	$621.1	$643.7
Term loans (current)	$7.9	$8.2
Capitalized transaction costs (current)	(1.4)	(1.5)
Short term local bank loans	38.5	28.6
Other short term financial liabilities	—	5.7
Short-term financial debt, net	$45.0	$41.0
Cash and cash equivalents	$56.0	$57.0
add-back capitalized transaction costs (long-term and current)	$(6.3)	$(7.8)
Net Debt 1)	$616.4	$635.5

1)	Long-term financial debt, net plus short-term financial debt, net less cash and cash equivalents and add back of capitalized transaction costs
Capitalized transaction costs as well as non-current debt from financial derivatives and other non-current liabilities are disregarded in computing net indebtedness under our lending agreements.
Cash inflows from operating activities in the third quarter of 2019 amounted to $68.5 million, consisting in particular of a consolidated profit for the period of $24.3 million, adjusted for depreciation and amortization of $22.0 million with other impacts mostly offsetting each other. Net working capital totaled $270.9 million as of September 30, 2019, compared to $282.9 million as of December 31, 2018. Net Working Capital at the end of the third quarter of 2019 ended at 68 days.
Cash outflows from investing activities in the third quarter of 2019 amounted to $34.5 million reflecting capital expenditure for improvements in the manufacturing network and the Specialty expansion in Ravenna, Italy as well as investments in order to comply with the settlement agreement with the US EPA, which is subject to an indemnity claim against Evonik Degussa GmbH (”Evonik”).
Cash outflows from financing activities for the third quarter of 2019 amounted to $29.5 million and included repayment of borrowings, the quarterly dividend payment, regular interest and debt payments.
2019 Outlook
“While economic conditions are challenging, our business remains robust and we have taken appropriate cost and pricing actions to deal with this environment. As a result, we expect to end the year within our guidance range. We are narrowing our guidance range for the full year 2019 Adjusted EBITDA to $265 to $275 million, from our previous guidance range of $265 to $285 million.  Other areas of guidance for 2019 remain unchanged except that we now expect our non-EPA capital expenditures to about $80 million, and our US EPA settlement related capex to be in the range of $50 to $55 million before any indemnity payment by Evonik to us for this expenditure, with our group overall tax rate for the year at 29% rather than 30%”, said Mr. Painter. “We are pleased with our performance in this environment and we will continue to manage our cash and capital spending closely in order to optimize cash generation. In line with our current milestone planning, with just five more quarters of elevated EPA capex before it falls to around a $20 million per year range, we are confident in our ability to manage through the duration of the spend while maintaining capital efficiency. This requires trade-offs in the near term, but in the current economic conditions these are prudent decisions, while allowing us to comfortably address our dividend in the interim and position us well for growth as the macro economic environment improves,” Mr. Painter concluded.
Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, November 1st 2019, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through November 8th, 2019:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13695659
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites. The group has approximately 1,450 employees worldwide. For more information, please visit our website www.orioncarbons.com.
Forward Looking Statements
This document contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Forward-looking statements are typically identified by words such as “anticipate,” "assume," “assure,” “believe,” “confident,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” “to be,” and other words of similar meaning.

These forward-looking statements include, without limitation, statements about the following matters: • our strategies for (i) strengthening our position in specialty carbon blacks and rubber carbon blacks, (ii) increasing our rubber carbon black margins and (iii) strengthening the competitiveness of our operations; • the installation of pollution control technology in our U.S. manufacturing facilities pursuant to the US EPA consent decree; • the outcome of any in-progress, pending or possible litigation or regulatory proceedings; and • our expectation that the markets we serve will continue to grow.

All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others: • negative or uncertain worldwide economic conditions;• volatility and cyclicality in the industries in which we operate; • operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters; • our dependence on major customers; • our ability to compete in the industries and markets in which we operate; • our ability to develop new products and technologies successfully and the availability of substitutes for our products; • our ability to implement our business strategies; • volatility in the costs and availability of raw materials(including but not limited to any and all effects from restrictions imposed by the MARPOL convention and respective International Maritime Organization (IMO) regulations in particular to reduce sulphur oxides (SOx) emissions from ships) and energy; • our ability to realize benefits from investments, joint ventures, acquisitions or alliances; • our ability to realize benefits from planned plant capacity expansions and site development projects and the potential delays to such expansions and projects; • information technology systems failures, network disruptions and breaches of data security; • our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages; • our ability to recruit or retain key management and personnel; • our exposure to political or country risks inherent in doing business in some countries; • geopolitical events in the European Union, and in particular a “no-deal Brexit” which may impact the Euro; • environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities; • possible future investigations and enforcement actions by governmental or supranational agencies; • our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases; • market and regulatory changes that may affect our ability to sell or otherwise benefit from co-generated energy; • litigation or legal proceedings, including product liability and environmental claims; • our ability to protect our intellectual property rights and know-how; • our ability to generate the funds required to service our debt and finance our operations; • fluctuations in foreign currency exchange and interest rates; • the availability and efficiency of hedging; • changes in international and local economic conditions, including with regard to the Euro, dislocations in credit and capital markets and inflation or deflation; • potential impairments or write-offs of certain assets; • required increases in our pension fund contributions; • the adequacy of our insurance coverage; • changes in our jurisdictional earnings mix or in the tax laws or accepted interpretations of tax laws in those jurisdictions; • our indemnities to and from Evonik ; • challenges to our decisions and assumptions in assessing and complying with our tax obligations; • our status as a foreign private issuer; and • potential difficulty in obtaining or enforcing judgments or bringing actions against us in the United States.

You should not place undue reliance on forward-looking statements. We present certain financial measures that are not prepared in accordance with Generally Accepted Accounting Standards (US GAAP) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. These non-US GAAP measures are Contribution Margin, Contribution Margin per Metric Ton, Adjusted EBITDA, Adjusted EPS, Net Working Capital and Capital Expenditures. Adjusted EBITDA, Adjusted EPS, Contribution Margins and Net Working Capital are not measures of performance under US GAAP and should not be considered in isolation or construed as substitutes for net sales, consolidated profit (loss) for the period, operating result (EBIT), gross profit or other US GAAP measures as an indicator of our operations in accordance with US GAAP. For a reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP measures, see Appendix.

Reconciliation of Non-GAAP Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with US GAAP or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. We refer to to these measures as “non-GAAP” financial measures. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under US GAAP. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected;

(b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other US GAAP-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our net sales. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of net sales that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is as well a non-GAAP financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.
We have not provided a reconciliation of forward-looking Adjusted EBITDA to the most comparable GAAP measure of net income. Providing net income guidance is potentially misleading and not practical given the difficulty of projecting event-driven transactions and other non-core operating items that are included in net income. Reconciliations of this non-GAAP measure with the most comparable GAAP measure for historic periods are indicative of the reconciliation that will be presented upon completion of the periods covered by the non-GAAP guidance.

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable GAAP measure:

Reconciliation of profit or (loss)	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(In thousands)
Net income	$24,253	$25,817	$67,955	$105,652
Add back income tax expense	7,767	9,996	26,515	41,085
Add back equity in earnings of affiliated companies, net of tax	(134)	(160)	(424)	(453)
Income from operations before income taxes and equity in earnings of affiliated companies	31,886	35,653	94,046	146,284
Add back interest and other financial expense, net	6,500	6,190	20,509	23,349
Income from operations (EBIT)	38,386	41,843	114,555	169,633
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	21,991	22,804	71,490	71,833
EBITDA	60,377	64,647	186,045	241,466
Equity in earnings of affiliated companies, net of tax	134	160	424	453
Restructuring expenses/income, net (1)	2,710	905	3,833	(27,580)
Consulting fees related to Company strategy (2)	(192)	2,016	2,038	3,051
Long term incentive plan	2,025	3,552	7,137	9,505
Other adjustments (3)	3,000	1,277	4,672	2,802
Adjusted EBITDA	$68,054	$72,557	$204,149	$229,697

(1)	Restructuring expenses/income, net for the three and nine months ended September 30, 2019 and 2018, respectively, are related to our strategic realignment of our worldwide Rubber footprint.

(2)
Consulting fees related to the Orion strategy include external consulting for establishing and executing Company strategies relating to Rubber footprint realignment, conversion to US dollar and GAAP, as well as costs relating to our assessment of feasibility for inclusion in certain US indices.

(3)
Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the three months ended September 2019 relate in an amount of $2.0 million to non-income tax expense incurred during the construction phase of an asset. The asset under construction is expected to qualify for certain non-income tax credits once operational, since such credits were applied to the predecessor machine.This tax disadvantage can not be capitalized as part of the project's capital expenditure. The remainder of other adjustments in the three months ended September 30, 2019 is primarily related to costs to meet the EPA requirements. For the three months ended September 30, 2018 and nine months ended September 30, 2019 and 2018, respectively, other adjustments primarily relate to costs to meet the EPA requirements.

Adjusted EPS	Third quarter		Fiscal Year
(In thousands)	2019	2018	2019	2018
Net Income	$24,253	$24,151	$67,955	$101,070
Catch up net income impact due to USGAAP conversion	—	1,666	—	4,582
add back 'consulting' & 'other' adjustments	2,808	3,293	6,710	5,853
add back restructuring income/expenses, net	2,710	905	3,833	(27,580)
add back long term incentive plan expenses	2,025	3,552	7,137	9,505
add back amortization	1,308	2,375	6,191	10,263
add back foreign exchange rate impacts	373	(817)	1,207	1,850
Amortization of transaction costs	512	191	1,602	572
Release of transaction costs due to repayment	—	—	—	1,738
Catch up transaction cost impact due to USGAAP conversion	—	387	—	(653)
Tax effect on add back items at 30.0% estimated tax rate	(2,918)	(2,971)	(8,004)	(464)
Adjusted net income	$31,071	$32,732	$86,631	$106,736

Total add back items	$6,818	$6,915	$18,676	$1,084
Impact add back items per share	$0.12	$0.12	$0.32	$0.02
Basic earnings per share (EPS)	$0.40	$0.43	$1.13	$1.77
Adjusted EPS	$0.52	$0.55	$1.45	$1.79

Condensed consolidated statements of operations of Orion Engineered Carbons S.A.
for the three and nine months ended September 30, 2019 and 2018

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(In thousands)
Net sales	$370,195	$393,954	$1,153,925	$1,192,239
Cost of sales	271,481	284,798	853,204	857,907
Gross profit	98,714	109,156	300,721	334,332
Selling, general and administrative expenses	49,636	58,467	157,330	171,536
Research and development costs	4,793	4,872	14,836	14,577
Other expenses, net	3,189	3,069	10,167	6,166
Restructuring income	—	—	—	40,253
Restructuring expenses	2,710	905	3,833	12,673
Income from operations	38,386	41,843	114,555	169,633
Interest and other financial expense, net	6,500	6,190	20,509	23,349
Income from operations before income tax expense and equity in earnings of affiliated companies	31,886	35,653	94,046	146,284
Income tax expense	7,767	9,996	26,515	41,085
Equity in earnings of affiliated companies, net of tax	134	160	424	453
Net income	$24,253	$25,817	$67,955	$105,652

Weighted-average shares outstanding (in thousands of shares):
Basic	60,212	59,590	59,907	59,545
Diluted	61,453	60,743	61,231	60,875
Earnings per share (USD per share):
Basic	$0.40	$0.43	$1.13	$1.77
Diluted	$0.39	$0.43	$1.11	$1.74

Condensed consolidated statements of financial position of Orion Engineered Carbons S.A.
as at September 30, 2019 and December 31, 2018

				September 30, 2019	December 31, 2018
				(In thousands, except share data)
Current assets
Cash and cash equivalents				$55,952	$57,016
Accounts receivable, net of reserve for doubtful accounts
of	$5,348	and	$5,081	250,266	262,821
Other current financial assets				15,773	12,573
Inventories				171,103	183,629
Income tax receivables				8,360	24,342
Prepaid expenses and other current assets				31,725	34,938
Total current assets				533,179	575,319
Property, plant and equipment, net				477,017	483,534
Operating lease right-of-use assets				28,319	—
Goodwill				74,965	55,546
Intangible assets, net				49,701	95,245
Investment in equity method affiliates				4,939	5,332
Deferred income tax assets				55,539	52,395
Other financial assets				2,608	2,723
Other assets				4,106	2,928
Total non-current assets				697,194	697,703
Total assets				$1,230,373	$1,273,022

Current liabilities
Accounts payable	$150,509	$163,585
Current portion of long term debt and other financial liabilities	45,016	41,020
Current portion of employee benefit plan obligation	813	855
Accrued liabilities	43,339	56,297
Income taxes payable	15,986	28,086
Other current liabilities	35,220	30,493
Total current liabilities	290,883	320,336
Long-term debt, net	621,076	643,748
Employee benefit plan obligation	58,257	60,377
Deferred income tax liabilities	43,333	45,504
Other liabilities	40,564	44,161
Total non-current liabilities	763,230	793,790

Stockholders' equity
Common stock
Authorized: 65,035,579 and 89,452,626 shares with no par value
Issued – 60,729,289 and 60,035,579 shares with no par value
Outstanding – 60,212,208 and 59,518,498 shares	85,032	84,254
Less cost of 517,081 and 517,081 shares of common treasury stock	(8,683)	(8,683)
Additional paid-in capital	63,428	63,544
Retained earnings	71,375	39,409
Accumulated other comprehensive loss	(34,892)	(19,628)
Total stockholders' equity	176,260	158,896
Total liabilities and stockholders' equity	$1,230,373	$1,273,022

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the three and nine months ended September 30, 2019 and 2018

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(In thousands)
Cash flows from operating activities:
Net income	$24,253	$25,817	$67,955	$105,652
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment and amortization of intangible assets	21,991	22,804	71,490	71,833
Amortization of debt issuance costs	512	578	1,602	1,657
Share-based incentive compensation	2,025	3,552	7,137	9,505
Deferred tax (benefit)/provision	3,847	(384)	1,773	(1,175)
Foreign currency transactions	2,230	(196)	2,520	2,560
Other operating non-cash expenses/(income)	862	(671)	5,154	(500)
Changes in operating assets and liabilities
(Increase)/decrease in trade receivables	21,323	(14,102)	2,150	(66,885)
(Increase)/decrease in inventories	(2,210)	(28,664)	4,889	(50,438)
Increase/(decrease) in trade payables	(13,902)	5,078	(7,038)	17,630
Increase/(decrease) in provisions	3,301	3,204	(11,525)	1,087
Increase/(decrease) in tax liabilities	6,150	7,425	3,814	22,437
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	(1,844)	1,258	(7,254)	(48,815)
Net cash provided by operating activities	68,538	25,699	142,667	64,548
Cash flows from investing activities:
Cash received from the disposal of intangible assets and property, plant and equipment	—	—	—	64,672
Cash paid for the acquisition of intangible assets and property, plant and equipment	(34,452)	(22,383)	(95,309)	(82,253)
Net cash used in investing activities	(34,452)	(22,383)	(95,309)	(17,581)
Cash flows from financing activities:
Payments for debt issue costs	—	(110)	(1,721)	(741)
Repayments of long-term debt	(1,987)	(2,067)	(6,034)	(6,255)
Cash inflows related to current financial liabilities	9,724	7,820	88,411	14,971
Cash outflows related to current financial liabilities	(25,169)	(14,382)	(84,501)	(26,370)
Dividends paid to shareholders	(12,043)	(11,945)	(35,989)	(35,753)
Taxes paid for shares issued under net settlement feature	—	—	(6,475)	(4,741)
Net cash used in financing activities	(29,475)	(20,684)	(46,309)	(58,889)
Increase (decrease) in cash, cash equivalents and restricted cash	4,611	(17,368)	1,049	(11,922)
Cash, cash equivalents and restricted cash at the beginning of the period	53,159	78,098	61,604	75,213
Effect of exchange rate changes on cash	(1,999)	(920)	(2,345)	(3,481)
Cash, cash equivalents and restricted cash at the end of the period	60,308	59,810	60,308	59,810
Less restricted cash at the end of the period	4,356	4,627	4,356	4,627
Cash and cash equivalents at the end of the period	$55,952	$55,183	$55,952	$55,183
Cash paid for interest, net	$(6,527)	$(5,235)	$(15,693)	$(19,470)
(Cash paid)/ refunds received for income taxes, net	$1,705	$(12,307)	$(16,175)	$(29,176)
Supplemental disclosure of non-cash activity
Liabilities under built-to-suit lease	$—	$7,164	$—	$21,492
Liabilities for leasing - current	$—	$—	$5,778	$—
Liabilities for leasing - non-current	$—	$—	$25,068	$—